Contact

www.linkedin.com/in/taffeta-white-6753a630 (LinkedIn)

Top Skills

Employee Benefits
Employee Relations
Human Resources

Taffeta White

COO | Founder, Melanin Haircare & Owner Operator, TW Consulting
Brookline, Massachusetts, United States

Summary

Primary duties as Chief Operating Officer of Melanin Haircare include ensuring compliance with industry regulations, determining and delegating action plans to facilitate the completion of operational tasks, and metrics/analytics analysis and adjustments.

Additionally, as Owner Operator of TW Consulting, I specialize in helping E-commerce and similarly situated small businesses and sole practitioners analyze the various issues that impact profitability, work through business negotiations, and plot growth trajectories.

Experience

Melanin Haircare LLC
Co-Founder
October 2015 - Present (8 years 8 months)
Greater Boston Area

TW Consulting
Business Owner
2015 - Present (9 years)
Greater Boston Area

First Circuit Court Of Appeal
Judicial Intern
May 2013 - August 2013 (4 months)
Boston, Massachusetts

U.S. Department of Justice
Law Clerk
November 2012 - February 2013 (4 months)
Washington D.C. Metro Area

Ocean Spray Cranberries

Legal Intern
November 2011 - February 2012 (4 months)
Middleboro-Lakeville, MA

Probate and Family Court of MA
Judical Intern
May 2011 - August 2011 (4 months)
Worcester Division

Mercer
Benefits Analyst
2008 - 2010 (2 years)

Accenture
Benefits Analyst
2005 - 2008 (3 years)

Fidelity Investments
Integrated Data Operations Specialist
2004 - 2005 (1 year)

———

Education

Northeastern University School of Law
Juris Doctor, Law · (2010 - 2013)

Fitchburg State University
Bachelors of Science, Sociology · (2001 - 2005)